Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	Confidential

May 12, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 4 to Registration Statement on Form S-4 Filed May 11, 2022 CIK No. 0001801602
CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated May 12, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 4 to Form S-4 filed May 11, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
Why is Tuatara proposing the Notes and Warrants Proposal?, page 20

1.
We note your response to prior comment 3 regarding your Convertible Notes Financing’s restrictive covenants. You reference that these restrictive covenants may be waived by the noteholder. While you disclose that you currently only have one Notes subscriber, you are soliciting further investors for your convertible notes. Please clarify whether all noteholders must waive any restrictive covenant and if so, your risk factor on page 73 should address the difficulty to obtain such a waiver should there be many noteholders for your Convertible Notes Financing.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 39, 73, 120, 211 and 239 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 192

2.
We note your revised disclosures in response to prior comment 6 where you state that the pro forma financial statements do not give effect to the Cantor Equity Financing. While the merger is not contingent upon this Agreement, it appears to have been entered into in anticipation of the merger. As such, please revise the pro forma footnotes to include a discussion of the Cantor Equity Financing and the potential impact, including any dilutive effect, should New SpringBig exercise their rights under such Agreement. Refer to Article 11-01(a)(8) of Regulation S-X.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 184 and 194-195 of the Revised Registration Statement.

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Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Derek Dostal
Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP